Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Subscribers/Sponsored Access Clients may enter orders beginning at 6:15 p.m. ET on the days that the ATS is open for business.
BOATS begins matching orders, based on the terms of the orders in its order book, at 8:00 p.m. ET.

BOATS employs a 15% price band at the open of its trading session. If orders entered into the ATS prior to the beginning of trading and at the open are priced at more than 15% away from the reference price for that NMS Stock, the ATS rejects the order. The reference price for the open is the last national securities exchange print, post session, as of 7:30~~7:50~~ p.m. ET.

Orders are prioritized based on the price and time of entry of such orders into the ATS. Once an order has been submitted, the ATS matches it with a matching contra order submitted to the ATS, generally on a price/time priority basis. Similarly, the orders of a Subscriber/Sponsored Access Client that has elected broker priority and that enters simultaneous buy and sell orders to the ATS are matched against each other, but only if there is not an order on the ATS order book at a better price. The orders of an ATS Subscriber/Sponsored Access Client that has not elected broker priority and that enters simultaneous buy and sell orders to the ATS are matched against each other, but only if there is not an existing order on the ATS order book at the same or a better price.

Because the ATS does not operate during Core Market Hours, it is not impacted by trading halts in an NMS Stock during Core Market Hours. If trading in an NMS Stock that trades on BOATS is halted as of the close of the exchange trading day, the ATS does not trade that NMS Stock during its immediately following trading session.

If trading in an NMS Stock is halted on BOATS during the ATS's trading session, the ATS notifies its Subscribers of the halt (Subscribers must inform their Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Such orders are automatically cancelled based on a configuration in Subscribers' FIX connections. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS, subject to broker priority, if applicable.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

All orders on the ATS order book are canceled at the end the trading session. Thus, there are no unexecuted orders from the close of the ATS's prior trading session when BOATS begins its regular trading at 8:00 p.m. ET.

Because BOATS does not operate during Core Market Hours, exchange trading halts do not impact trading on the ATS unless such a trading halt remains in effect upon the close of Core Market Hours. If trading in a particular NMS stock is halted on an exchange as of the close of trading, the ATS does not trade that NMS Stock during its immediately following overnight trading session, as discussed in Part III, Item 7.

If trading in an NMS Stock is halted on BOATS during its Operating Hours, the ATS notifies its Subscribers of the halt

(Subscribers must inform Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS'sorder book at the time the ATS halts trading.

Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS, subject tobroker priority, if applicable.

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

☐ Yes ☒ No

If yes, identify and explain the differences.

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

BOATS obtains last print data from OneMarketData LLC that provides a reference price as of 7:30 7:50 p.m. ET on each trading day for each NMS Stock that trades on the ATS. That reference price isthe last sale price for each security printed on a national securities exchange. BOATS receives halt information from exchange member alerts.

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-DealerOperator?

☒ Yes ☐ No

If no, identify and explain any differences.